NORTH AMERICAN CONSTRUCTION GROUP LTD. Exhibit 99.3
Management's Discussion and Analysis
For the year ended December 31, 2018

NORTH AMERICAN
CONSTRUCTION GROUP

MAINTAINING STRONG GROWTH

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2018 Management's Discussion and Analysis 2

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Management's Discussion and Analysis
For the year ended December 31, 2018
A. EXPLANATORY NOTES
February 25, 2019
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2018 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2018 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “s”. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks, assumptions and uncertainties related to such information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "EBITDA" and "Adjusted EBITDA" (as defined in our current credit agreement), "total debt", "net debt", and "free cash flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
EBIT, EBITDA and Adjusted EBITDA
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
We define "Adjusted EBITDA" as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash (liability classified) and non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).
We believe that EBIT and Adjusted EBITDA are meaningful measures of business performance because they exclude interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews EBIT and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.

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As EBIT, EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA and Adjusted EBITDA may vary from others in our industry. EBIT, EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income (loss) margin", "EBIT margin" or "Adjusted EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt and Net Debt
"Total debt" is defined as the sum of the outstanding principal balance (current and long term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"); (iv) liabilities from hedge and swap arrangements; (v) mortgage; (vi) vendor promissory notes; and (vii) equipment promissory notes. Our definition of total debt excludes deferred financing costs related to total debt. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheet. Net debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free cash flow" (or "FCF") is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures, cash provided by for certain equipment financing arrangements, cash used for acquisitions, cash used for the investment in affiliates and joint ventures and cash provided by business dispositions) less sustaining capital expenditures financed through capital leases. We feel free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives.
A reconciliation of FCF can be found in "Resources and Systems - Free Cash Flow" in this MD&A.
Backlog
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term, is similar in nature to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 19 - Revenue" in our financial statements. When the two numbers differ, a reconciliation is presented in "Financial Results - Backlog" in this MD&A.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. It should be noted that our long term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under

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master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we provide a reconciliation between the US GAAP and non-GAAP values.
B.    SIGNIFICANT BUSINESS EVENTS
2018 Economic and Industry Highlights
During 2018 our economy, our industry and our customers continued to experience an unusually long cyclical economic downturn driven by the global oversupply of crude oil.
Entering into 2018, expectations were that responsible oil producer behavior could sustain the current projections of $60.00 - $65.00 (US/barrel) range of prices for the year. For the first half of 2018, the continued crude oil oversupply and the weakening position of the Organization of Petroleum Exporting Countries ("OPEC") in managing global oil production levels coupled with the growth of non-OPEC countries oil production capacity continued to lead to a series of small gains and subsequent losses against the price range plateau. OPEC’s efforts to curtail oil production levels were continually met with the awakening of the US shale oil market bolstered by the advent of improved and more cost effective oil extraction technology that allowed them to compete with the traditional oil producer’s lower production cost supply at these oil price levels. Expectations for a stable oil price were tempered in the second half of the year as the recent geopolitical turmoil from global trade wars and Britain's planned exit from the European Union caused renewed volatility in oil prices.
Below are some of the economic, political and customer highlights of 2018 that have influenced our business, many of which were not anticipated as we entered 2018:

•
According to the Bank of Canada, the Canadian economy continues to experience moderate inflation with current Consumer Price Index (CPI) inflation trends remaining within its target inflation rate of close to 2%.

•
The West Texas Intermediate (WTI) price per barrel of oil opened 2018 at $60.37 (US$/barrel) while the Canadian / US exchange rate opened at $0.80. On December 31, 2018, the WTI price per barrel of oil was $45.15 (US$/barrel) and the Canadian / US exchange rate was $0.73.

◦	On October 3, 2018, the WTI price per barrel hit a high for the year of $75.60 (US$/barrel) before dropping by almost 16% to a 2018 low of $42.53 (US$/barrel) on December 24, 2018.

•	On December 31, 2018, the Canadian / US exchange rate dropped to an annual low of $0.73 down from the 2018 peak of $0.82 achieved on February 2, 2018.

•
An expanded gap between Western Canada Select ("WCS"), the price of Alberta heavy crude, compared to WTI or Brent pricing (the "differential") driven by the dependence on limited pipeline capacity or the use rail cars to transport the increasing production levels of heavy crude from Alberta to major markets.

◦
The differential reached a high in October 2018, with the WCS price per barrel trading at a discount of more than $52.00 against the WTI price per barrel. During the last quarter of 2018, while WTI price per barrel fell by the aforementioned 16%, WCS fell 59% during this same period as a result of increased inventories caused by limited pipeline take-away capacity.

•	Long-term delays in obtaining regulatory approval for pipeline capacity expansion solutions for oil transportation.

◦
The Trans Mountain Expansion (TMX) pipeline twinning by Kinder Morgan[1] (to Vancouver, BC) was approved in November 2016 with 190 environmental and social conditions. On August 30, 2018, the Federal Court of Appeals overturned the Federal Government approval of the project, citing an incomplete review process performed by the National Energy Board ("NEB"). On August 31, 2018, the pipeline was purchased by the Trans Mountain Corporation, a wholly owned subsidiary of the Canada Development Investment Corporation that is accountable to the Government of Canada. The NEB expects to complete the final review activities, cited by the Federal Court of Appeals as incomplete, by mid-2019, however the pipeline expansion project continues to face legal challenges and environmental protests.

1 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System until August 31, 2018.

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The Enbridge "Line 3 Replacement" project, replacing large segments of the aging 1,660 kilometer pipeline running from Hardisty, Alberta, through Manitoba, the northeast corner of North Dakota and a large length of Minnesota before ending at the mouth of Lake Superior in Wisconsin, received Canadian federal government approval on November 29, 2016 after a year of regulatory review. The project is projected to achieve initial capacity of 760,000 barrels per day when commissioned in 2019 which will more than double the capacity of the aging pipeline it replaces.

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The TransCanada[2] XL Keystone pipeline (to the US gulf coast), which had been rejected under the previous US government after more than seven years of delays, was approved under an executive order signed by the President of the United States on January 24, 2017. The project is expected to start the two-year pipeline construction project in the first half of 2019 after passing final regulatory hurdles, with projected pipeline capacity of 830,000 barrels per day of crude oil carried from Alberta to Steele City.

•
The Canadian federal government along with the Alberta and British Columbia provincial governments continue to provide a less oil friendly political climate leading to the implementation of: higher corporate taxes; increases to energy royalties; an escalating carbon tax; emission limits; and more stringent environmental regulations for both the production and transportation of oil.

◦
On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed. On January 1, 2018, the second phase of the carbon pricing was implemented, increasing by 50% from $20 per tonne of carbon-dioxide emissions to $30 per tonne.

◦
On December 3, 2018, the Alberta Government announced a temporary 8.7% cut (or a decrease of 325,000 barrels per day) in the production of raw crude oil and bitumen, starting on January 1, 2019. The reduced production measure was in reaction to the significant price differential between the Western Canadian Select and West Texas Intermediate oil prices, driven primarily by the more than 25 million barrels of processed oil currently in storage, waiting for inventory take-away capacity improvements that have been limited by Canadian regulatory delays.

Our customers entered the year having already reacted to lower revenue from lower oil prices with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through maximizing production levels. The industry had also experienced a series of consolidation transactions in the past few years, as current owners who were committed to the long-term investment strategy of the oil sands took advantage of the economic downturn to remove those owners that did not have the same appetite to ride out the low points of the current economic cycle.
The synergies gained from the consolidations, coupled with the ramp up of oil production from a new mine and the completion of a production expansion project at another mine led to an overall increase in production for longer-life, lower operating cost oil sands mines during the year. The lower WCS price per barrel of oil was not a significant deterrent to our oil sand mine customers near-term production growth plans as those that operated within an integrated system of mining, upgrading, refining and distribution benefitted with the lower WCS pricing resulting in higher upstream profitability within their operations. However, the longer-term regulatory delays in increasing take-away capacity could affect future production growth investment plans of our customers.

2 TransCanada Corporation (TransCanada)

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Accomplishments against our 2018 Strategic Priority
At the start of 2018, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following tactics:

•	enhance our safety culture;

•	grow our core business;

•	grow our revenue diversity;

•	pursue service expansion;

•	further enhance our execution excellence;

•	continue to invest in our people, expertise and leadership

•	grow positive free cash flow, EBIT, Adjusted EBITDA, net income and earnings per share; and

•	maintain a strong balance sheet.
Heading into 2018 we reaffirmed our 3-year plan to grow both our revenue and Adjusted EBITDA by a compound 15% per year for 2018 and 2019, despite our core oil sands market sector still being in a cyclical downturn with the timing of a recovery remaining uncertain given the economic and political challenges our industry was facing.
As detailed in the "2018 Economic and Industry Highlights" section, above, 2018 continued to present significant challenges with the abnormally long cyclical downturn in our core oil sands market and the uncertain economic recovery timelines driven by continued delays in the approval of new take-away capacity for pipelines servicing our customers in the oil sands. Adding to the economic challenges was the continued uncertainty over OPEC's ability to influence the global supply of oil and the overhanging threat of trade disputes between the United States and its key trading partners. Despite these headwinds, we maintained our focus on our strategic priority and tactics which resulted in us exceeding our growth expectations and achieving the following significant accomplishments for the year ended December 31, 2018:

•
Our revenue increased by 40% to $410.1 million in 2018, compared to $292.6 million in revenue for 2017. With our continued focus on equipment management cost savings initiatives and strong project execution, we achieved:

◦	61% growth in Adjusted EBITDA to $101.8 million in 2018, compared to $63.1 million in Adjusted EBITDA recorded for 2017.

◦	123% growth in our EBIT to $30.0 million in 2018, compared to $13.4 million EBIT in 2017.

◦	190% growth in our net income in 2018 to $15.3 million, compared to $5.3 million in net income recorded in 2017.

◦	205% growth in our basic earnings per share to $0.61 per share, compared to $0.20 basic earnings per share in 2017.

•
We generated $60.7 million of free cash flow for the year ended December 31, 2018, up from $19.0 million of free cash flow generated for the year ended December 31, 2017. The increase in free cash flow in the current year was a result of stronger profitability and cash contributed from a reduction in non-cash working capital compared to the previous year's cash used for an increase in non-cash working capital.

•
We continued to achieve our standard of excellence in our safety culture, as reflected by our strong safety record in 2018. We exceeded our Total Recordable Injury Rate ("TRIR") target, keeping our result well under 0.5 for the second year in a row. Our result represents just five reportable injuries in over 2.7 million hours worked. In our "journey to zero", this safety result reflects our belief that outstanding safety execution is the foundation for overall operational excellence.

•	We continue to develop our core business with long-term agreements with each of our major customers that extend beyond 2020, including:

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On June 4, 2018, we announced a two-year extension of a key Master Services Agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities, taking this agreement out to August 2022.

▪	As part of this extension we secured a three-year term contract for overburden removal with this customer that commenced in 2019, after a previously announced 2018 term

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contract. In addition, we secured a three-year reclamation contract with this customer, which commenced in 2018. The combined defined scope work of these new contracts contributed approximately $275 million to our backlog.

◦
On December 10, 2018, we announced a three-year extension of a key Multiple Use Agreement ("MUA") with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The long-term extension takes this agreement out to December 2023.

▪	The MUA included a long-term right of first refusal purchase arrangement to acquire the customer's used large mining trucks and shovels.

▪
In addition, as part of this extension we secured a five-year contract through 2023 for earthworks services at the customer's mine. The defined scope work contributed approximately $757 million to our backlog.

◦
The above two extensions came on the heels of the February 2017 renewal of a 5-year Master Services Agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewal takes this agreement out to January 2022.

•	We continue to expand on our core business strategy, including:

◦
On November 23, 2018, we closed the acquisition of a heavy equipment fleet for $198.0 million subject to closing adjustments defined in the purchase agreement. The purchase agreement included an initial payment of $150.8 million and the assumption of $12.8 million in capital leases and equipment-related promissory notes from the vendor. The balance of the price will be paid in three installments, six, twelve and eighteen months from the closing date.

◦
In November 2018, entered into a newly formed partnership, the Mikisew North American Limited Partnership ("Mikisew partnership")[3], to provide construction and mining services to our oil sands customers. Our partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation. The Mikisew Cree are the largest First Nation of the five Athabasca Tribal Nations and we are excited to be business partners as we build our relationship in the oil sands region.

◦
On December 18, 2018, we exercised our right, under a right of first refusal option in our newly extended MUA with a customer, on an initial offering of thirty-one trucks for delivery during 2019. The arrangement includes sixteen 380-ton capacity ultra-class haul trucks, a first for us and a size for which the new Acheson maintenance facility was purposely designed.

•	We continue to work towards revenue diversity, including:

◦
On November 1, 2018, we closed the acquisition of a 49% ownership interest in Nuna Logistics Limited and related companies (collectively the "Nuna Group of Companies" or "Nuna"), a civil construction and contract mining company based in Edmonton, Alberta, for $42.8 million in cash. The majority 51% ownership interest in Nuna is held by the Kitikmeot Corporation, a wholly owned business arm of the Kitikmeot Inuit Association. The acquisition of the ownership interest in Nuna is aligned with our strategic goals as it expands our end user coverage into other commodity areas, such as base metals, precious metals and diamonds. In addition, Nuna is an established incumbent contractor in Nunavut and the Northwest Territories, but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.

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In November 2018, we opened our newly constructed $28.0 million Acheson major equipment maintenance and rebuild facility with corporate office attached, just outside of Edmonton, Alberta. The maintenance facility was custom designed to accommodate all sizes of equipment, including the ultra-class 400-ton haul trucks used by our clients. The new maintenance facility replaces our less efficient leased facility and provides improved functionality and best-in-class technology that will help us continue driving down our maintenance costs while also helping us to grow our external maintenance offering. We expect cash payback on our investment within approximately 5 years.s

3 Mikisew Group of Companies is owned directly by the Mikisew Cree First Nation. The Mikisew Group of Companies is comprised of two main operating entities (wholly owned) and 11 limited partnerships and joint ventures (majority owned)

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We continue to operate under a three-year term contract on the Highland Valley copper mine[4] in central British Columbia (awarded September 2017). The work utilizes a fleet of 40 tonne trucks, excavators and support equipment to support our customer's copper mining operations and civil construction activities.

•
On November 23, 2018, we entered into an upsized Amended and Restated Credit Agreement (the "Credit Facility") with our banking syndicate led by National Bank Financial. The Credit Facility is consistent with existing terms, maintains attractive rates and provided sufficient flexibility to allow for the significant asset acquisition transaction

◦
The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility).

◦	This facility matures on November 23, 2021, with an option to extend on an annual basis.

◦	The Credit Facility also allows for a capital lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million.

•
In November 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada ("BDC") for $19.9 million, which was drawn to cover costs already incurred in relation to our recent acquisition of land and the related construction of the Acheson, Alberta maintenance facility and corporate office.

◦	The BDC mortgage and security are structured as permitted exclusions from the security interests of the Credit Facility syndicate lenders and the Senior Debt, as defined in the Credit Facility.

•	At December 31, 2018, our total debt was $384.3 million compared to $139.0 million at December 31, 2017.

•	During 2018, we completed a previously announced normal course issuer bid ("NCIB") program, which expired on August 13, 2018.

◦
We used $9.5 million in cash to purchase and subsequently cancel a total of 1,281,485 common shares during the current year at an average price of $7.44 per share in the normal course. The current year completion of this NCIB program, along with the 1,142,762 common shares that were purchased and subsequent cancelled under this program in 2017, have reduced our net outstanding common share balance to 25,004,205 as at December 31, 2018. This outstanding balance is net of the 2,084,611 common shares classified as treasury shares as at December 31, 2018 (we used an additional $5.1 million in cash for the purchase of treasury shares in 2018).

◦	As at December 31, 2018, there are no outstanding NCIB programs in effect. For a complete discussion of our NCIB programs see "Resources and Systems - Securities and Agreements" in this MD&A.

•
On October 3, 2018, S&P Global Ratings ("S&P")[5] changed our company outlook from "stable" to "positive" while affirming our "B" long-term corporate credit rating. S&P changed the outlook to reflect the view that the recently announced acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a "B+" if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.

•	For a discussion of our debt ratings, see the "Resources and Systems - Debt Ratings" in this MD&A.

•	On September 10, 2018 Jason Veenstra was appointed to our Management team as Executive Vice President and Chief Financial Officer.
A complete discussion on our significant business events for the past three years along with our 2019 strategic priority and tactics can be found in our most recent Annual Information Form ("AIF").

4 Highland Valley Mine, owned and operated by Teck Resources Limited
5 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.

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C. OUR BUSINESS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2018	2017	2016	2015	2014
Operating Data(i)
Revenue	$410,061	$292,557	$213,180	$281,282	$471,777
Gross profit	69,076	39,647	32,343	31,890	51,400
Gross profit margin	16.8%	13.6%	15.2%	11.3%	10.9%
Operating income	29,980	13,407	3,923	2,837	11,599
Net income (loss) and comprehensive income (loss) from continuing operations available to shareholders	15,286	5,264	(445)	(7,470)	(697)
EBIT from continuing operations(ii)	29,966	13,411	5,290	2,296	11,035
EBIT margin(ii)	7.3%	4.6%	2.5%	0.8%	2.3%
Adjusted EBITDA from continuing operations(ii)	101,834	63,082	53,312	47,719	64,133
Adjusted EBITDA margin from continuing operations(ii)	24.8%	21.6%	25.0%	17.0%	13.6%
Net income (loss) and comprehensive income (loss) available to shareholders(iii)	15,286	5,264	(445)	(7,470)	(1,169)
Per share information from continuing operations
Net income (loss) - basic	$0.61	$0.20	$(0.01)	$(0.23)	$(0.02)
Net income (loss) - diluted	$0.54	$0.18	$(0.01)	$(0.23)	$(0.02)
Per share information
Net income (loss) - basic	$0.61	$0.20	$(0.01)	$(0.23)	$(0.03)
Net income (loss) - diluted	$0.54	$0.18	$(0.01)	$(0.23)	$(0.03)
Balance Sheet Data
Total assets(iv)	$689,800	$383,644	$350,081	$360,177	$456,581
Debt
Capital lease obligations (including current portion)	86,568	66,969	61,400	62,443	64,055
Credit facilities (including current portion)	194,918	32,000	39,572	28,572	5,536
Convertible Debentures/Series 1 Debentures(v)	39,976	40,000	—	19,927	58,733
Mortgage	19,900	—	—	—	—
Promissory notes(vi)	42,937	—	—	—	—
Total debt(iv)(vii)	384,299	138,969	100,972	110,942	128,324
Cash	(19,508)	(8,186)	(13,666)	(32,351)	(956)
Net debt(viii)	364,791	130,783	87,306	78,591	127,368
Total shareholders' equity	149,721	145,924	158,954	171,618	189,579

Outstanding common shares, excluding treasury shares	25,004,205	25,452,224	28,305,660	31,893,478	34,334,024
Treasury shares	2,084,611	2,617,926	2,213,247	1,256,803	589,892

Total debt to shareholders' equity(ix)	2.6:1	1.0:1	0.6:1	0.6:1	0.7:1
Shareholder's equity per share(x)	$5.53	$5.20	$5.21	$5.18	$5.43

Cash dividend declared per share	$0.08	$0.08	$0.08	$0.08	$0.08
(i) The current year data includes proportionately consolidated amounts of affiliates and joint ventures.
(ii) "Adjusted EBITDA from Continuing Operations" and "Adjusted EBITDA margin from Continuing Operations" is defined as Adjusted EBITDA and Adjusted EBITDA margin excluding results from discontinued operations. For a definition of EBIT, EBIT margin, Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation to net income (loss) and comprehensive income (loss) see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A.
(iii) Net income (loss) and comprehensive income (loss) includes results from discontinued operations for the year ended December 31, 2014. Revenue, gross profit, operating income and Adjusted EBITDA excludes results from discontinued operations.
(iv) Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.
(v) The Series 1 Debentures were fully redeemed on September 30, 2016. The Convertible debentures were issued on March 15, 2017.
(vi) Promissory notes consist of vendor promissory notes and equipment promissory notes.
(vii) Total debt is calculated as the sum of Convertible unsecured subordinated debentures, capital lease obligations, credit facilities, mortgage, vendor promissory notes and equipment promissory notes, excluding deferred financing fees.
(viii) Net debt is calculated as total debt less cash and cash equivalents recorded on the balance sheet, excluding deferred financing costs.
(ix) Total debt to shareholders' equity is calculated as total debt divided by shareholders' equity recorded on the balance sheet.
(x) Shareholders' equity per share is calculated as shareholders recorded on the balance sheet divided by the number of common shares outstanding.
Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

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Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude6, Suncor7, Imperial Oil8 and Canadian Natural9. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.
We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 628 pieces of diversified heavy construction equipment supported by over 1,800 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. Complementing our existing knowledge and technology, our recent acquisition of a 49% interest in Nuna expands our end user coverage into other commodity areas, such as base metals, precious metals and diamonds. In addition, Nuna is an established incumbent contractor in Nunavut and the Northwest Territories, but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.
We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.
We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, both in the oil sands and for other resource mines across Canada, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction of mechanically stabilized earth walls, earth dams and mine haul roads;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.
Complimenting these services, we provide:

•	site development and support services for plants and refineries, including in situ oil sands facilities;

•	civil construction services for the construction and maintenance of heavy civil earth focused infrastructure projects, including winter ice roads in remote northern Canada locations; and

•	heavy equipment maintenance services.

6 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Inc. (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), CNOOC Oil Sands Canada (7.23%).
7 Suncor Energy Inc.
8 Imperial Oil Resources Limited (Imperial Oil).
9 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and our recently constructed expanded maintenance facility based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	outstanding safety record;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project's lifecycle;

•	long-term customer relationships;

•	operational flexibility;

•	strong aboriginal partnerships established across Canada; and

•	strong balance sheet to weather the cyclical risks prevalent in both the oil sands and across all other resource mines in Canada.
For a complete discussion of our competitive strengths, see the "Business Overview - Competitive Strengths" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Revenue by Source and End Market
Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.
Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial and federal infrastructure.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project's needs.
For a discussion on our revenue by source and end market see the "Our Business - Revenue by Source and End Market" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Our Strategy
For a discussion on how we will implement our strategy see the "Our Strategy" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS
Summary of Consolidated Annual Results

	Year ended December 31,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$410,061	$292,557	$117,504
Project costs	152,943	116,346	36,597
Equipment costs	129,692	91,829	37,863
Depreciation	58,350	44,735	13,615
Gross profit	69,076	39,647	29,429
Gross profit margin	16.8%	13.6%	3.2%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	25,578	21,304	4,274
Stock-based compensation expense	11,532	3,995	7,537
Loss on sublease	1,732	—	1,732
Operating income	29,980	13,407	16,573
Interest expense	8,584	6,943	1,641
Net income and comprehensive income available to shareholders	$15,286	$5,264	$10,022
Net income and comprehensive income available to shareholders margin	3.7%	1.8%	1.9%

EBIT(i)	$29,966	$13,411	$16,555
EBIT margin(i)	7.3%	4.6%	2.7%
EBITDA(i)	$88,728	$59,064	$29,664
Adjusted EBITDA(i)	$101,834	$63,082	$38,752
Adjusted EBITDA margin(i)	24.8%	21.6%	3.2%

Per share information
Net income - Basic	$0.61	$0.20	$0.41
Net income - Diluted	$0.54	$0.18	$0.36

Cash dividends per share	$0.08	$0.08	$—
(i) See "Non-GAAP Financial Measures". A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2018	2017
Net income and comprehensive income available to shareholders	$15,286	$5,264
Adjustments:
Interest expense	8,584	6,943
Income tax expense	6,096	1,204
EBIT	$29,966	$13,411
Adjustments:
Depreciation	58,350	44,735
Amortization of intangible assets	412	918
EBITDA	$88,728	$59,064
Adjustments:
Loss on disposal of property, plant and equipment	111	189
Gain on disposal of assets held for sale	(269)	(166)
Loss on sublease	1,732	—
Equity classified stock-based compensation expense	4,117	2,925
Liability classified stock-based compensation expense	7,415	1,070
Adjusted EBITDA	$101,834	$63,082
Analysis of Consolidated Annual Results
Revenue
For the year ended December 31, 2018, revenue was $410.1 million, up from $292.6 million for the year ended December 31, 2017. The increase in revenue is a direct result of an increased demand for sub-contract services in the oil sands as new production capacity came on line during the year and our customers continue to maximize their production volumes from oil sands mines to dilute their fixed costs and further drive down their cash cost per barrel. This has led to both a growth in demand for our services and an improved consistency in the demand throughout the year.

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Starting in the first quarter of the current year, we delivered on another strong winter works program with reclamation work at the Mildred Lake mine site and both overburden removal and tailings pond support activity at the Millennium mine site. We achieved winter works volumes that were consistent with the prior year, but were also able to dedicate a portion of our equipment fleet capacity to drive increased heavy civil construction work at the Kearl mine along with incremental civil construction and mine support work at the Highland Valley copper mine in central British Columbia, under a three-year contract awarded in the third quarter of 2017, and the completion of mine support activities at the Fording River coal mine in northeast British Columbia. The expanded volumes were made possible due to our 2017 investment in growth capital, which expanded our large sized equipment fleet capacity, combined with the effective execution of the earthworks program through the ever changing weather conditions of the winter season.
Our strong second and third quarter mine support service, overburden removal and earthworks activity generated at each of the Millennium and Mildred Lake mines outpaced the previous year's second and third quarter earthworks activity as the previous periods were negatively affected by the cancellation of the significant earthworks contract as a result of a plant fire at a customer site. We were able to secure replacement work for the majority of the fleet committed to the cancelled project last year, but lost the early start-up advantage as we had to relocate the equipment to other sites. Without the unplanned interruption, the current year benefitted from the aforementioned increased demand for our earthworks capabilities during the second and third quarters which included overburden removal activity at the Mildred Lake mine, performed under a recently signed contract with the customer. Complementing the increased demand from the Millennium and Mildred Lake mines was the continued increase in heavy civil construction and mine support services at the Kearl mine and the ongoing civil construction and mine support work at the Highland Valley copper mine.
Our fourth quarter started with the carryover of increased demand for earthworks activity as previously discussed. This led to an easier transition and ramp up into our 2018-2019 winter works programs at the Mildred Lake and Millennium mines. Our winter works program also benefitted, in the last five weeks of the year, from the contribution provided by our recently acquired fleet. Adding to the strong quarter was the continuation of a heavy civil construction project at the Kearl mine which offset last year's revenue generated from mine support activities at the Fording River coal mine. New volumes this quarter included overburden removal and heavy civil construction work at the Fort Hills mine and mine services and reclamation work at the Aurora mine. Revenue from the Highland Valley copper mine improved when compared to revenue from the same site last year, as last year saw a slow ramp-up of activities during the prior period.
Revenue in the fourth quarter also included our share of the last two months of the year's revenue generated from our acquisition of Nuna. Nuna's activities were at a typical seasonal low as they had recently wrapped up work on summer civil construction and mine support contracts and were in the initial stages of the ramp-up of their winter road construction activities.
Throughout the year we saw a continued expansion of our external maintenance service offering which was bolstered by the November opening of our new state of the art maintenance facility in Acheson, Alberta. In addition, we continue to participate in mine support service activity at multiple oil sands sites through our Dene North Site Services partnership.
Gross profit
For the year ended December 31, 2018, gross profit was $69.1 million or 16.8% of revenue, up from $39.6 million or 13.6% of revenue in the previous year. The higher gross profit was primarily driven by the higher revenue in the current year while the improved gross profit margin was driven by the more consistent flow of activity throughout the year for our earthworks programs. The prior year gross profit margins were negatively affected by the aforementioned cancelled earthworks contract and a disproportionate level of drawdown of maintenance backlog during the slower second and third quarter of last year's period.
Depreciation for the year ended December 31, 2018 was $58.4 million (14.2% of revenue) up from $44.7 million (15.3% of revenue) for the year ended December 31, 2017. The current year increase in depreciation expense was a direct result of the increased volumes. The current year decrease in depreciation as a percent of revenue continues to reflect the benefits we are realizing from our program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.

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Operating income
For the year ended December 31, 2018, operating income was $30.0 million, up from $13.4 million for the year ended December 31, 2017.
G&A expense (excluding stock-based compensation expense) was $25.6 million for the year ended December 31, 2018 or 6.2% of revenue, up from the $21.3 million or 7.3% of revenue recorded in the year ended December 31, 2017. The increased G&A spend was driven by increased legal and consulting costs related to the integration of our two acquisitions coupled with one-time costs related to the consolidation of our office space and higher short-term incentive costs. The lower G&A as a percent of revenue in the current year, compared to the previous period, reflects our ability to absorb higher volumes of activity with limited increases to our overheads. Stock-based compensation cost increased $7.5 million compared to the previous year primarily as a result of the upward movement in share price and its effect on the carrying value of the liability classified award plans.
We entered into a sub-lease for all of our committed space over the entire remaining term of our underutilized Edmonton office facility. This effectively eliminated all but $1.7 million of the future commitment for this facility over the next five years. Nevertheless, this negatively affected current year earnings as we recorded the entire future anticipated loss as an expense against current year operating income.
Net income
For the year ended December 31, 2018, we recorded a net income of $15.3 million (basic income per share of $0.61 and diluted income per share of $0.54), compared to a net income of $5.3 million (basic income per share of $0.20 and diluted income per share of $0.18) for the year ended December 31, 2017. The net income in the current year included the recording of $8.6 million of interest expense compared to $6.9 million of interest expense recorded in the prior year. The $6.1 million income tax expense recorded in the current year is higher than the $1.2 million income tax expense recorded last year.
Basic and diluted income per share in the current period was partially affected by the reduction in issued and outstanding common shares (27,088,816 as at December 31, 2018 compared to 28,070,150 outstanding voting common shares as at December 31, 2017). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

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Summary of Consolidated Three Month Results

	Three months ended December 31,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$131,001	$82,046	$48,955
Project costs	48,094	33,720	14,374
Equipment costs	46,424	24,460	21,964
Depreciation	18,179	11,854	6,325
Gross profit	18,304	12,012	6,292
Gross profit margin	14.0%	14.6%	(0.6)%
Select financial information:
General and administrative expenses (excluding stock based compensation)	8,034	5,738	2,296
Stock-based compensation expense	2,509	1,617	892
Operating income	7,531	4,538	2,993
Interest expense	3,444	1,989	1,455
Net income and comprehensive income available to shareholders	$2,656	$2,450	$206
Net income and comprehensive income available to shareholders margin	2.0%	3.0%	(1.0)%

EBIT(i)	$7,524	$4,510	$3,014
EBIT margin(i)	5.7%	5.5%	0.2%
EBITDA(i)	$25,755	$16,478	$9,277
Adjusted EBITDA(i)	$28,442	$18,100	$10,342
Adjusted EBITDA margin(i)	21.7%	22.1%	(0.4)%

Per share information
Net income - Basic	$0.11	$0.10	$0.01
Net income - Diluted	$0.10	$0.09	$0.01

Cash dividends per share	$0.02	$0.02	$0.00
(i) See "Non-GAAP Financial Measures". A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Three months ended December 31,
(dollars in thousands)	2018	2017
Net income and comprehensive income available to shareholders	$2,656	$2,450
Adjustments:
Interest expense	3,444	1,989
Income tax expense	1,424	71
EBIT	$7,524	$4,510
Adjustments:
Depreciation	18,179	11,854
Amortization of intangible assets	52	114
EBITDA	$25,755	$16,478
Adjustments:
Loss (gain) on disposal of property, plant and equipment	216	(54)
(Gain) loss on disposal of assets held for sale	(38)	59
Equity classified stock-based compensation expense	1,549	755
Liability classified stock-based compensation expense	960	862
Adjusted EBITDA	$28,442	$18,100

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Analysis of Three Month Results
Revenue
For the three months ended December 31, 2018, revenue was $131.0 million, up from $82.0 million in the same period last year. The increase in revenue was a result of a strong ramp up of our winter work programs at the Mildred Lake and Millennium mines, which benefitted in the last five weeks of the year from the contribution from our recently acquired fleet. Adding to the strong quarter was the incremental contribution of continued reclamation work under a previously announced contract at the Mildred Lake mine and an early-works heavy civil construction project at the Kearl mine which offset last year's revenue generated from mine support activities at the Fording River coal mine in southeast British Columbia. New volumes this quarter included overburden removal and heavy civil construction work at the Fort Hills mine and mine services and reclamation work at the Aurora mine, both generated from backlog subsequent to the asset acquisition. Revenue from our three-year mine support services contract at the Highland Valley copper mine in central British Columbia improved when compared to revenue from the same site last year, as last year saw a slow ramp-up of activities during the prior period.
We continued to grow for our external maintenance service offering in the quarter as we took on more customers and grew our reputation as a quality alternative service provider. This was bolstered by the November opening of our new maintenance facility in Acheson, Alberta which allowed us to expand our capacity for external maintenance activities and take on maintenance for larger sized equipment.
Revenue in the quarter also included our share of the last two months of revenue generated from our acquisition of Nuna. Nuna's activities were at a typical seasonal low as they had recently wrapped up work on summer civil construction and mine support contracts and were in the initial stages of the ramp-up of their winter road construction activities.
Gross Profit
For the three months ended December 31, 2018, gross profit was $18.3 million or 14.0% of revenue, up from a gross profit of $12.0 million or 14.6% of revenue during the same period last year. The higher gross profit in the current period was driven by the higher volume of activity in the quarter coupled with improved productivity on our winter works programs at the Mildred Lake mine as a result of a strong transition from summer reclamation activities, coupled with improved margins on our civil construction activities at multiple mine sites compared to last year. Gross profit margins were negatively affected by an increase in equipment costs as a percent of revenue in the current quarter as a result of inspection and repair costs related to ensuring that the equipment fleet acquired from the asset acquisition was in good operating condition and ready to be integrated into our existing fleet and ongoing work. Contributing to the lower gross profit margin in the quarter was the typical seasonal low activities outside the oil sands, which included wind-down of mine support activities and the ramp-up for winter road construction activities in Northern Canada.
For the three months ended December 31, 2018, depreciation was $18.2 million (or 13.9% of revenue), up from $11.9 million (or 14.4% of revenue) in the same period last year. The current period depreciation increased due to the increased volumes while the decrease in depreciation as a percent of revenue continues to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.
Operating income
For the three months ended December 31, 2018, operating income was $7.5 million, compared to operating income of $4.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $8.0 million, or 6.1% of revenue for the three months ended December 31, 2018, up from $5.7 million, or 7.0% of revenue in the same period last year. The increase in G&A spend reflects the timing of accruals for short-term incentive plan costs recorded in the quarter, compared to last year, and mainly one time higher personnel and consulting costs as a result of the integration of the two acquisitions in the quarter. The lower G&A as a percent of revenue in the current period, compared to the previous period, reflects our ability to absorb higher volumes of activity with limited increases to our overheads.
Stock-based compensation expense increased $0.9 million compared to the prior year primarily as a result of the upward movement in share price in the current quarter and its effect on the carrying value of the liability classified award plans.

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Net Income and Comprehensive Income available to shareholders
For the three months ended December 31, 2018, net income was $2.7 million (basic income per share of $0.11 and diluted income per share of $0.10), compared to a net income of $2.5 million (basic income per share of $0.10 and diluted income per share of $0.09) during the same period last year. Net income in the current quarter included the recording of $3.4 million in interest expense compared to $2.0 million recorded to interest expense in the previous period as a result of the increased borrowings to fund our two acquisitions. The combined income tax expense recorded in the current period of $1.4 million for the three months ended December 31, 2018 is an increase from the $0.1 million combined income tax expense recorded for the three months ended December 31, 2017.
Non-Operating Income and Expense

	Three months ended			Year ended
	December 31,			December 31,
(dollars in thousands)	2018	2017	Change	2018	2017	Change
Interest expense
Long term debt
Interest on capital lease obligations	$673	$692	$(19)	$2,984	$3,023	$(39)
Interest on credit facilities	1,767	381	1,386	2,729	1,507	1,222
Interest on Convertible Debentures	555	555	—	2,200	1,760	440
Interest on promissory notes	202	—	202	202	—	202
Interest on mortgage	105	—	105	105	—	105
Amortization of deferred financing costs	144	376	(232)	539	797	(258)
Interest on long term debt	$3,446	$2,004	$1,442	$8,759	$7,087	$1,672
Other interest income	(2)	(15)	13	(175)	(144)	(31)
Total interest expense	$3,444	$1,989	$1,455	$8,584	$6,943	$1,641
Foreign exchange loss (gain)	32	28	4	39	(4)	43
Income tax expense	1,424	71	1,353	6,096	1,204	4,892
Interest expense
Total interest expense was $3.4 million during the three months ended December 31, 2018, up from $2.0 million in the same period last year. In the year ended December 31, 2018, total interest expense was $8.6 million, up from the $6.9 million the year ended December 31, 2017.
Interest on capital lease obligations of $0.7 million and $3.0 million, respectively, during the three months and year ended December 31, 2018, was slightly lower than corresponding prior year periods. The lower expense for both current periods was primarily due to the timing of assets held under capital leases during the current year. Late in the current quarter, we entered into a series of equipment financing arrangements which increased our assets under capital lease as compared to the previous period but had a limited effect on our capital lease interest expense. In addition, we assumed $1.8 million of capital leases as part of the closing of the fleet acquisition. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Interest on our credit facilities of $1.8 million and $2.7 million, respectively, during the three months and year ended December 31, 2018, was higher than the corresponding prior year periods. In the current quarter, we negotiated an increase in capacity under our Credit Facility to support the fleet acquisition. As at December 31, 2018, we had $194.9 million borrowed under credit facilities, compared to $32.0 million borrowed under credit facilities as at December 31, 2017. For a discussion on the increase in Credit Facility capacity and the asset acquisition see "Significant Business Events - Accomplishments against our 2018 strategic priorities" in this MD&A.
We recorded $0.6 million and $2.2 million, respectively, in interest on our Convertible Debentures during the three months and year ended December 31, 2018. The current quarter's expense was comparable to the prior period while the current year's expense was higher than the previous comparable period as a result of the March 2017 issuance of the Convertible Debentures.
Interest on vendor and equipment promissory notes of $0.2 million was incurred during the three months and year ended December 31, 2018. We entered into vendor promissory notes and assumed heavy equipment promissory notes related to the 2018 fleet acquisition. For a discussion on the fleet acquisition see "Significant Business Events - Accomplishments against our 2018 strategic priorities" in this MD&A.
Interest on the mortgage of $0.1 million was incurred during the three months and year ended December 31, 2018. We entered into a $19.9 million mortgage during the quarter to partially finance the completed construction of our new Acheson maintenance facility and related land acquisition.

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Amortization of deferred financing costs was $0.1 million and $0.5 million, respectively, for the three months and year ended December 31, 2018, down from $0.4 million and $0.8 million in the respective corresponding periods last year. The current year expense includes amortization of deferred costs related to the credit facilities and the Convertible Debentures. The prior year expense includes the amortization of deferred financing costs for the Credit Facility, starting in August 2017, the Convertible Debentures, starting in March 2017 and the amortization and related write-off of unamortized deferred financing costs for the Previous Credit Facility, replaced in August 2017 and the Series 1 Debentures, repurchased in the first quarter of 2017.
Foreign exchange loss (gain)
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk”.
Income tax expense
For the three months ended December 31, 2018, we recorded no current income tax expense and a deferred income tax expense of $1.4 million, providing a total income tax expense of $1.4 million. This compares to a combined income tax expense of $0.1 million recorded for the same period last year.
For the year ended December 31, 2018, we recorded no current income tax expense and a deferred income tax expense of $6.1 million, providing a combined income tax expense of $6.1 million. This compares to a combined income tax expense of $1.2 million for the year ended December 31, 2017.
Income tax as a percentage of taxable income for all periods differs from the statutory rates of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation.
Backlog
With the adoption of the new US GAAP revenue standard requiring us to disclose "transaction price allocated to the remaining performance obligations" and the recent award of two contracts with significant performance obligations, we believe that a discussion of anticipated backlog has become relevant starting in 2018.
Backlog is a non-GAAP measure and is defined in "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A. Our definition of Backlog includes committed volumes with undefined scope excluded from the US GAAP definition of "transaction price allocated to the remaining performance obligations", as disclosed in "Note 19 - Revenue" in our most recent financial statements and notes that follow.
The following summarizes our non-GAAP reconciliation of anticipated backlog as at December 31, 2018, September 30, 2018, June 30, 2018 and March 31, 2018 and the revenue generated from backlog during the respective three month periods:

(dollars in thousands)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	March 31, 2018
Performance obligations per financial statements	$206,900	$129,911	$149,290	$82,672
Add: undefined committed volumes	1,021,430	209,644	200,107	29,362
Anticipated backlog	$1,228,330	$339,555	$349,397	$112,034

Revenue generated from backlog during the three month period	$70,872	$40,859	$43,894	$45,686
As at December 31, 2018, we expect that $313 million of our anticipated backlog reported above will be performed over the balance of 2019.s
Our anticipated backlog increased during the year ended December 31, 2018 as a result of awards with defined scope under our master services agreements and multiple use contracts.

•	We secured a five-year contract through 2023 for earthworks services at a customer's mine. The anticipated volumes contributed approximately $757 million to our backlog.

•
We secured a three-year term contract for overburden removal with a customer that will commence in 2019, after a previously announced 2018 term contract. In addition, we secured a three-year reclamation contract with this customer, which commenced in 2018. The combined defined scope work of these new contracts contributed approximately $275 million to our backlog.

•	We added additional contracts in the fourth quarter of 2018 with a combined backlog estimated at approximately $176 million.

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For a complete discussion of the 2018 contract awards see "Significant Business Events - Accomplishments against our 2018 strategic priorities" in this MD&A.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements and multiple use contracts where scope is not clearly defined.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures, Credit Facility and capital leases and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the eight preceding quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Revenue	$131.0	$84.9	$79.5	$114.7	$82.0	$70.0	$47.6	$92.8
Gross profit (loss)(i)	18.3	14.3	9.7	26.8	12.0	5.8	(1.2)	23.0
Operating income (loss)	7.5	3.7	1.7	17.1	4.5	1.0	(6.6)	14.4
EBIT(i)	7.5	3.7	1.7	17.1	4.5	1.1	(6.6)	14.5
Adjusted EBITDA(i)	28.4	19.1	15.2	39.1	18.1	11.5	2.0	31.6
Net income (loss) and comprehensive income (loss) available to shareholders	2.7	1.5	0.0	11.1	2.5	(0.6)	(6.2)	9.6
Net income (loss) per share - basic(ii)	$0.11	$0.06	$0.00	$0.44	$0.1	$(0.02)	$(0.23)	$0.34
Net income (loss) per share - diluted(ii)	$0.10	$0.05	$0.00	$0.36	$0.09	$(0.02)	$(0.23)	$0.31

Cash dividend per share (iii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii) Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per share calculations are based on full dollar and share amounts.
(iii) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
We generally experience a reduction in winter road construction revenue and a decline in our oil sands mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
All other events being equal, oil sands mine support revenue and winter road construction during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and

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reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern.
Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.
Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the "spring breakup", once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues.
Our profitability can also be affected by significant changes to our share price and the effect this change has on the "mark-to-market" valuation of our liability based stock-based compensation plan.
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall restructuring of our debt, have changed the impact of these fixed costs as compared to previous years.
Unpriced Contract Modifications
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.
If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

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We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
During the year ended December 31, 2018, we recognized revenue from variable consideration related to unpriced contract modifications of $0.3 million (December 31, 2017 - $1.2 million).
As at December 31, 2018, we had $7.5 million of unresolved unpriced contract modifications on our balance sheet. This compares to $8.0 million of unresolved unpriced contract modifications recorded as at December 31, 2017. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.
Contingent Consideration
Under the terms of the purchase agreements for our two acquisitions the agreed upon purchase price was subject to normal closing adjustments. At this time, we continue to work through the reconciliation process on the purchase adjustments for the equipment fleet acquisition.

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E. OUTLOOK
We have just completed the second year of a three-year growth plan that targeted a minimum 15% compound increase in revenue and Adjusted EBITDA over that period.s Our strategy to achieve the growth, organically and via acquisitions, is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.
Following on from 37% and 18% growth in revenue and Adjusted EBITDA respectively in 2017, we achieved a further 40% and 61% growth in the same two measures for 2018, as well as a meaningful improvement in profitability. We have also recently closed two important acquisitions that had only a marginal contribution to 2018 results but have the potential to provide a leap change in our financial results for 2019 and beyond.s We currently anticipate the 2019 improvement to be around 70% for revenue and 60% for Adjusted EBITDA which could propel our basic EPS to over $1.60.s
Due to the magnitude of this improvement, we believe it is important to assist readers with an estimate of Adjusted EBITDA outcome proportionality by quarter during the year, which we presently assess as approximately 30%, 20%, 22% and 28%, respectively.s The main variables impacting this assessment, for the first half of the year, are the timing of spring break up and the pace that we can schedule maintenance and repairs for some of the acquired mine support assets. Also, the busiest quarters for the work linked to our stake in Nuna are typically in the second and third quarters and so this is completely counter-seasonal to oil sands operations. Additionally, for this assessment it is important to note that the term contracts we have in hand allow more even scheduling of work throughout the year for cost optimization purposes.
Our confidence in this positive outlook is underpinned by the fact that over 75% of the revenue will be derived from work linked to oil sands production, which has proved to be very resilient to oil price falls in recent years.s In addition, our backlog via term contracts now stands at over $1.2 billion, compared to less than $0.1 billion at this time last year.
Given the senior debt financing of over $250.0 million in 2018 for strategic growth acquisitions, our management will be focused on de-leveraging in the mid-term. Free cash flow ("FCF") in 2018 of $60.7 million was generated from our highly utilized fleet while prudently maintaining it for the long-term. The 2019 FCF is expected to benefit from the projected uplifts in revenue and Adjusted EBITDA but we anticipate a one-time impact of onboarding of the newly acquired fleet to NACG standards.s We expect to reduce total debt by $150.0 million in 2019 to 2021 while maintaining our forward-looking posture of looking for strategic M&A opportunities as well as continuing to assess junior debt as an alternative to existing senior debt instruments.s

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F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades;
•    building and similar codes and zoning ordinances; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
For a complete discussion of our laws and regulations and environmental matters, see the "Legal and Labour Matters - Laws and Regulations and Environmental Matters" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Legal Proceedings and Regulatory Actions
From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.
Employees and Labour Relations
As at December 31, 2018, we had 160 salaried employees (2017 - 132 salaried employees) and approximately 1,570 hourly employees (2017 - 1,040 hourly employees) in our Western Canadian operations (excluding employees employed by the Nuna Group). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (December 31, 2017 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations normally ranges in size from 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors typically perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021.s
Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., was ratified on April 11, 2018 and is in place until 2023.
We also have a collective agreement in place with the Construction and Allied Workers Union ("CLAC"), Local 68 for work carried out at the Highland Valley Copper Mine project located near Logan Lake, British Columbia, expiring in April 2020.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
G. RESOURCES AND SYSTEMS
CAPITAL STRATEGY
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our

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average cost of debt, purchasing and subsequently canceling more than 31% of our voting common shares (since the start of our NCIB programs), funding growth opportunities through the issuing of Convertible Debentures and increasing the borrowing flexibility and capacity of our Credit Facility. Building on these prior year successes, we took the following actions in 2018:

•
To support our strategic priority and provide us sufficient flexibility to allow for the asset acquisition transaction on November 23, 2018, we entered into an upsized Credit Facility with our banking syndicate led by National Bank Financial. The Credit Facility is consistent with existing terms and maintains attractive rates.

◦
The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility).

◦	This facility matures on November 23, 2021, with an option to extend on an annual basis.

◦
The Credit Facility also allows for a capital lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million (an increase from the $5.0 million limit under the previous facility).

•
We continued to drive down our cost of debt by leveraging the leasing capacity and competitive pricing provided by our equipment leasing partners to finance $49.4 million of new and used equipment through capital leases (including equipment financed through sale/leasebacks).

•
In November, 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada ("BDC") for $19.9 million, which was drawn on to cover costs already incurred in relation to our recent acquisition of land and the related construction of our new Acheson, Alberta maintenance facility and corporate office.

◦	The BDC mortgage and security are structured as permitted exclusions from the security interests of the Credit Facility syndicate lenders and the Senior Debt, as defined in the Credit Facility.

•
As we strive to increase shareholder value per share, we completed normal course purchases and subsequent cancellations of almost 1.3 million voting common shares in the current year at an average price of $7.44 per share.

•
Continued to maintain voting common shares in the trust established for the future settlement of units issued under certain of our stock-based compensation plans (which shares are classified as treasury shares on our balance sheet). Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.

◦	Our treasury share balance decreased by almost 0.5 million voting common shares to just over 2.1 million as at December 31, 2018.

•	Continued with our dividend policy, declaring $0.08 in dividends per share for the year.
In 2018, we were able to leverage our debt structure to support the growth of our business through the acquisition of an interest in Nuna growth capital investments and the significant fleet acquisition. This was completed while continuing to drive benefits to shareholders through the continuation of our NCIB programs. We continue to take advantage of our Credit Facility to deal with working capital demands from the start-up of new projects and build on our flexibility to be more competitive with our pricing in the oil sands and to succeed despite uncertain times in oil price driven marketplaces. As a result of the financing of the fleet acquisition through our Credit Facility and the financing of the majority of our new maintenance facility through the BDC mortgage, our total debt is $384.3 million at December 31, 2018, compared to $139.0 million at December 31, 2017.

•
Our current year total debt borrowings consist of $192.0 million borrowed against our Credit Facility, $2.9 million borrowed against credit facilities related to investments in affiliates and joint ventures ($32.0 million on our Previous Credit Facility in 2017), $40.0 million in Convertible Debentures borrowings ($40.0 million in 2017), $19.9 million borrowings on our BDC mortgage and $86.6 million of capital lease borrowing ($67.0 million in 2017).

•	We ended the current year with $19.9 million in cash ($8.2 million at December 31, 2017).
For a complete discussion on these activities see "Credit Facility" and "Securities and Agreements" in this section of the MD&A.

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SUMMARY OF CONSOLIDATED CASH FLOWS
Consolidated cash flows are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2018	2017	2018	2017
Cash provided by operating activities	36,911	5,336	109,371	49,745
Cash used by investing activities	(173,766)	(10,051)	(228,614)	(33,595)
Cash provided (used) by financing activities	156,133	2,190	130,565	(21,630)
Net decrease in cash	19,278	(2,525)	11,322	(5,480)
Operating activities
Cash (used) provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Net change in non-cash working capital
Accounts receivable	(11,585)	(3,111)	(22,359)	(7,148)
Contract assets	239	(6,163)	13,441	(5,607)
Inventories	1,284	(2,039)	(443)	(1,288)
Contract costs	(1,316)	—	(1,384)	—
Prepaid expenses and deposits	(842)	945	(1,513)	(283)
Accounts payable	15,586	(2,665)	17,665	5,640
Accrued liabilities	5,624	1,912	5,923	1,904
Contract liabilities	1,346	260	2,848	(247)
	$10,336	$(10,861)	$14,178	$(7,029)
During the three months ended December 31, 2018, cash provided by operating activities was $36.9 million, up from $5.3 million provided during the three months ended December 31, 2017. The increase in cash flow in the current period is primarily due to increased profitability complemented by $10.3 million in cash provided by a reduction in cash required to fund non-cash working capital during the quarter ($10.9 million used to fund a growth in non-cash working capital in the prior period). The earlier ramp of activity in the current quarter drove a typical increase in accounts receivable and unbilled revenue in the period while the growth in accounts payable and accrued liabilities in the period was driven by a higher volume of maintenance activities with settlement terms that extended beyond the end of the period.
During the year ended December 31, 2018, cash provided by operating activities was $109.4 million, up from $49.7 million provided during the year ended December 31, 2017. The increased cash from operations in the current period is a result of increased profitability complemented by $14.2 million in cash provided by a reduction in cash required to fund non-cash working capital during the year ($7.0 million in cash used to fund non-cash working capital growth in the prior year). The more consistent volumes of work through the year reduced the ramp up of activity in the fourth quarter of the current year resulting in a more consistent level of billing and collections from accounts receivable and contract assets in the period. The prior period ramp up of fourth quarter activity was more pronounced due to the lower third quarter activity resulting in a higher amount of cash used to fund the change in accounts receivable and contract assets, combined. The growth in accounts payable and accrued liabilities in the current period was driven by a higher volume of maintenance activities with settlement terms that extended beyond the end of the period.
There are currently no legal or economic restrictions on our subsidiaries that could impair the ability for us to pay dividends.
Investing activities
During the three months ended December 31, 2018, cash used for investing activities was $173.8 million, compared to $10.1 million in cash used for investing activities in the three months ended December 31, 2017. Investing activities for the three months ended December 31, 2018 included $151.2 million used for the asset acquisition, $31.9 million used for the investment in an interest in the Nuna group of companies, $20.6 million for the purchase of property, plant, equipment and intangible assets along with $0.1 million provided to the Dene North partnership as a long-term loan. This is partially offset by $29.8 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior year investing activities included $21.2 million for the purchase of property, plant, equipment and intangible assets, offset by $11.4 million cash received on the disposal of property,

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plant and equipment and assets held for sale. Current quarter proceeds included $11.2 million received from a financing arrangement for some of our heavy equipment fleet ($9.2 million included in proceeds for a similar arrangement in the prior period).
During the year ended December 31, 2018, cash used for investing activities was $228.6 million, compared to $33.6 million used by investing activities during the year ended December 31, 2017. Investing activities for the year ended December 31, 2018 included $151.2 million used for the acquisition of the fleet assets, $31.9 million used for the investment in an interest in Nuna, $81.5 million of cash used for property, plant, equipment and intangible asset purchases (including our new maintenance facility), $0.3 million provided to the Dene North partnership as a long-term loan. This was offset by cash inflows of $36.3 million from the disposal of property, plant and equipment and assets held for sale. Investing activities during the year ended December 31, 2017 included $53.9 million of property, plant, equipment and intangible asset purchases, offset by $22.4 million in proceeds for the disposal of property, plant and equipment and assets held for sale.
Current year proceeds included $20.3 million received from a financing arrangement for some of our heavy equipment fleet ($13.9 million included in proceeds for a similar arrangement in the prior period).
Financing activities
Cash provided in financing activities during the three months ended December 31, 2018, was $156.1 million driven by $202.4 million of net credit facility borrowing and $19.9 million borrowed under the BDC mortgage to partially finance the completed Acheson maintenance facility, partially offset by $8.1 million in capital lease obligation repayments. Cash provided in financing activities for the three months ended December 31, 2017 was $2.2 million, driven by $10.0 million in net repayments on the Previous Credit Facility and $7.3 million in capital lease obligation repayments.
For the year ended December 31, 2018, cash provided in financing activities was $130.6 million, which included $159.8 million of net credit facility borrowing, $19.9 million borrowed under the BDC mortgage to partially finance the completed Acheson maintenance facility, $32.1 million in capital lease obligation repayments, $9.5 million used for the purchase and subsequent cancellation of common shares, $5.1 million of treasury share purchases and $0.8 million in financing costs incurred from the amended Credit Facility. Cash used in financing activities during the year ended December 31, 2017 was $21.6 million, driven by $19.9 million of Credit Facility repayments, $29.2 million in capital lease obligation repayments, $15.0 million for the purchase and subsequent cancellation of common shares, $4.7 million of treasury share purchases and $3.0 million in financing costs incurred from the new Credit Facility and the Convertible Debentures.
LIQUIDITY
As at December 31, 2018, we had $8.7 million in cash and $107.1 million of unused borrowing availability on the Credit Facility, excluding our interest in partnership cash and credit facility capacity, for a total liquidity of $115.8 million (defined as cash, excluding interest in partnership cash plus available and unused Credit Facility borrowings, excluding interest in partnership credit facility capacity). This compared to our total liquidity of $115.4 million at December 31, 2017 ($8.2 million cash and $107.2 million available and unused Previous Credit Facility Revolver borrowing).
Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $150.0 million and our other borrowing is limited to $20.0 million compared to the capital lease borrowing limit of $100.0 million and other borrowing limit of $5.0 million under the terms of the Previous Credit Facility. As at December 31, 2018, we had $63.4 million in unused capital lease borrowing availability and $9.7 million in unused other borrowing availability under the terms of our Credit Facility compared to $33.0 million in unused capital lease borrowing availability at December 31, 2017 under the terms of our Previous Credit Facility. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

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Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2018	December 31, 2017
Cash(i)	$19,508	$8,186
Current working capital assets(i)
Accounts receivable	$82,399	$46,806
Contract assets	10,673	21,572
Inventories	13,391	4,754
Contract costs	2,308	422
Prepaid expenses and deposits	3,736	1,898
Assets held for sale	672	5,642
Current working capital liabilities(i)
Accounts payable	(63,460)	(35,191)
Accrued liabilities	(19,157)	(12,434)
Contract liabilities	(4,032)	(824)
Total net current working capital (excluding cash)	$26,530	$32,645

Intangible assets	2,916	938
Property, plant and equipment	528,157	278,648
Total assets	689,800	383,644

Total long-term financial liabilities(ii)(iii)	365,462	115,505

Capital lease obligations (including current portion)	86,568	66,969
Credit facilities (including current portion)(ii)	194,918	32,000
Convertible Debentures(ii)	39,976	40,000
Mortgage(ii)	19,900	—
Promissory notes(iv)	42,937	—
Total debt(i)(v)	384,299	138,969
Cash	(19,508)	(8,186)
Net debt(i)(v)	364,791	130,783
(i) The current year data includes proportionately consolidated amounts of affiliates and joint ventures.
(ii) Excludes deferred financing costs.
(iii) Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.
(iv) Promissory notes consist of vendor promissory notes and equipment promissory notes.
(v) For a definition of total debt and net debt, see "Non-GAAP Financial Measures".
The following table provides reconciling items for the year ended December 31, 2018 between the movement of working capital accounts in the Summary of Consolidated Financial Position table, above and the amounts shown in the "Net change in non-cash working capital" table in "Summary of Consolidated Cash Flow" in this MD&A:

(dollars in thousands)
Non-cash working capital exclusions:
Decrease in contract assets related to adoption of accounting standards	$(547)
Increase in inventory related to the purchase of heavy equipment fleet and related assets	4,268
Increase in other assets related to adoption of accounting standards	502
Decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	326
Decrease in accrued liabilities related to dividend payable	10
Non-cash working capital transactions related to investments in affiliates and joint ventures:
Increase in accounts receivable	13,234
Increase in contract assets	3,089
Increase in inventory	3,926
Increase in prepaid expenses	399
Increase in accounts payable	(10,604)
Increase in accrued liabilities	(1,136)
Increase in contract liabilities	(360)
Current working capital fluctuations effect on liquidity
As at December 31, 2018, we had $1.5 million in trade receivables that were more than 30 days past due, up from $0.3 million as at December 31, 2017. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted

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change orders are recorded as unbilled revenue only to the extent of costs incurred. As of December 31, 2018, we had $7.5 million of unresolved claims and change orders recorded on our balance sheet. This compares to $8.0 million for the year ended December 31, 2017. For a more detailed discussion on claims revenue refer to “Unpriced Contract Modifications”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at December 31, 2018, holdbacks totaled $0.6 million, similar to the $0.6 million balance as at December 31, 2017. Holdbacks represent 0.7% of our total accounts receivable as at December 31, 2018 (1.2% as at December 31, 2017).
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2019 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s

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Property, Plant, Equipment and Intangible Asset Purchases
Our capital spending program is primarily focused on acquiring equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
With the increase to our fleet size, we anticipate that we will require between $45.0 million to $60.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $15.0 million to $25.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.s Our equipment fleet value is currently split among owned (64%), capital leased (28%) and rented equipment (8%).
Cash used for net capital expenditures (expenditures, net of proceeds) for the year ended December 31, 2018 was $45.2 million (December 31, 2017 - $31.4 million). The net cash used for capital expenditures for the period included $30.6 million in proceeds from finance arrangements with our leasing facility providers (December 31, 2017 - $20.3 million). We recorded an equivalent amount as a capital lease liability from these equipment financing transactions.
We used $31.9 million in cash ($42.8 million, net of cash acquired) for the acquisition of an interest in Nuna and $151.2 million in cash for the fleet acquisition. As part of the fleet acquisition we assumed $12.6 million in capital leases and promissory notes related to heavy equipment and entered into vendor promissory notes for the $32.6 million balance of the purchase price. We funded the cash used for both these acquisitions through our expanded and amended Credit Facility.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet capital investment requirements through capital leases and we continue to lease our motor vehicle fleet through our capital lease facilities. During the year ended December 31, 2018, excluding capital lease additions arising related to the purchase of the heavy equipment fleet, we acquired $20.1 million of equipment through capital leases (December 31, 2017 - $14.0 million).
Our combined capital investment (excluding acquisitions) for the year ended December 31, 2018, both funded by cash or financed through capital leases, included $39.7 million in growth capital investments with the balance supporting our sustaining capital investment requirements (December 31, 2017 - $25.9 million in growth capital investments). The growth capital investment in the current year primarily reflects our investment in the construction of our new maintenance and office facility just outside Edmonton, Alberta coupled with the continued strategic acquisition of used equipment. Included as an offset in the net growth capital expenditures is the benefit from $3.7 million received as proceeds for the final settlement of a land sale related to the 2017 original land purchase for the construction of our new maintenance facility.

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We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2019, we intend to limit our annual sustaining capital expenditures to approximately $75.0 million to $85.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements, but also factoring in the one-time cost of upgrading the acquired fleet. We believe that our annual growth capital expenditures could range from $15.0 million to $25.0 million, to support our anticipated growth in revenue. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth equipment investment requirements.t
Free Cash Flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the Consolidated Statement of Cash Flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Year ended,
	December 31,
(dollars in thousands)	2018	2017
Cash provided by operating activities	$109,371	$49,745
Cash used in investing activities	(228,614)	(33,595)
Capital additions financed by leases	(20,145)	(14,033)
Add back:
Growth capital additions (cash)	39,666	25,946
Growth capital additions (financed by leases)	6,612	11,609
Fleet acquisition	151,180	—
Investment in affiliates and joint ventures, net of cash acquired	31,911	—
Subtract:
Proceeds from equipment sale / leasebacks	(29,295)	(20,697)
Free cash flow(i)	$60,686	$18,975
(i) See "Non-GAAP Financial Measures".
Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt; capital and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments as early repayment is possible resulting in lower interest payments (Credit Facility, Convertible Debentures and mortgage) or interest is not defined in the contract (equipment and building operating leases and supplier contracts), unless otherwise noted, as of December 31, 2018:

	Payments due by fiscal year
(dollars in thousands)	Total	2019	2020	2021	2022	2023 and thereafter
Credit Facility(i)	192,000	—	—	192,000	—	—
Nuna Credit Facility	2,918	1,167	1,113	638	—	—
Capital leases (including interest)	90,773	33,886	23,843	15,115	11,621	6,308
Convertible Debentures(ii)	39,976	—	—	—	—	39,976
Mortgage(iii)	19,900	386	441	463	486	18,124
Promissory notes(iv) (including interest)	45,146	30,092	15,054	—	—	—
Building and land operating leases(v)	12,981	1,022	1,132	1,158	1,132	8,537
Supplier contracts	16,912	16,912	—	—	—	—
Total contractual obligations	$420,606	$83,465	$41,583	$209,374	$13,239	$72,945
(i) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(ii) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(iii) The mortgage bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in the Company's maintenance facility and head office complex in Acheson, Alberta.
(iv) Promissory notes include vendor promissory notes and equipment promissory notes.
(v) Building and land operating leases are net of receivables on subleases of $18,961 (2019 - $4,494; 2020 - $4,553; 2021 - $4,573; 2022 - $3,610; 2023 and thereafter - $1,731).
Our total contractual obligations of $420.6 million as at December 31, 2018 have increased from $180.9 million as at December 31, 2017 primarily as a result of a $160.0 million increase in borrowing in our credit facilities, the

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mortgage $19.9 million, the addition of promissory notes for $45.1 million and the increase in supplier contract commitments due to increased fleet counts.
For a discussion on the Credit Facility see "Credit Facility" below and for a more detailed discussion of our Convertible Debentures, see "Description of Securities and Agreements - Convertible Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Off-Balance Sheet Arrangements
We currently do not have any off-balance sheet arrangements.
New Credit Facility
On November 23, 2018, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a syndicate led by National Bank Financial Inc. The Credit Facility is comprised solely of a revolving loan (the "Revolver") which allows increased borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility increased the permitted capital lease debt to a limit of $150.0 million. The Credit Facility increased permitted other debt outstanding to a limit of $20.0 million.
Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than or equal to 4.0:1 with a step down to less than or equal to 3:50:1 at Q3 2019, and less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition once the covenant reverts to 3.0:1 at Q4 2019. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt to our trailing 12-month Bank EBITDA less NACG Acheson Ltd. rental revenue; and

•	The Fixed Charge Coverage Ratio is re-defined as trailing 12-month Bank EBITDA less cash taxes to Fixed Charges.
Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at December 31, 2018, we were in compliance with the Credit Facility covenants.
"Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. Bank EBITDA is reduced dollar-for-dollar by the fair market rent paid to the wholly-owned subsidiary that owns our new maintenance facility, NACG Acheson Ltd.
"Senior Debt" is defined under the Credit Facility as debt, capital leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs and the mortgage related to NACG Acheson Ltd. This is used in the Senior Debt to trailing 12-month Bank EBITDA ratio and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.
"Fixed Charges", is defined under the Credit Facility as cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. Our Credit Facility excludes Previous Credit Facility repayments from the determination of Fixed Charges.

•
The term "unfunded" is defined as requiring borrowings from the Credit Facility or the issuance of shares to support cash distributions such as dividends payments or the redemption of any class of our shares.

•	The term "unfinanced" is defined as expenditures.
Borrowing activity under the Credit Facility
As at December 31, 2018, there was $192.0 million borrowed against the Credit Facility along with $0.9 million in issued letters of credit under the Credit Facility (December 31, 2017 - $32.0 million and $0.8 million, respectively) and the unused borrowing availability was $107.1 million (December 31, 2017 - $107.2 million).
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

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On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorized us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). As at December 31, 2018, we have used almost $9.5 million in cash to purchase and subsequently cancel a total of 1,142,762 common shares during 2018, at an average price of $7.44 per share. This NCIB expired on August 13, 2018. The NCIB reduced our net outstanding common share balance to 25,004,205 as at December 31, 2018. This outstanding balance is net of the 2,084,611 common shares classified as treasury shares as at December 31, 2018 (we used $5.1 million in cash for the purchase of treasury shares in 2018).
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 22, 2019, there were 27,120,816 voting common shares outstanding, which included 2,087,840 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,088,816 common shares, including 2,084,611 common shares classified as treasury shares at December 31, 2018). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2018, there were an aggregate of 565,600 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 565,600 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
For the three months and year ended December 31, 2018, 2,211 common shares were issued for the conversion of Convertible Debentures as a result of the share price exceeding the $10.85 per common share conversion price.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Debt Ratings
On October 3, 2018, S&P Global Ratings ("S&P") changed our company outlook from "stable" to "positive" while affirming our "B" long-term corporate credit rating. S&P changed the outlook to reflect the view that the recently announced acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a "B+" if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.
Related Parties
On July 14, 2016, we appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the three months and year ended December 31, 2018, we received $79 and $315, respectively, in this related party transaction since the director's appointment.

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Nuna:
Since the acquisition of Nuna on November 1, 2018, we entered into related-party transactions through a number of affiliates and joint ventures as described in "Note 5(a) - Investment in affiliates and joint ventures" of our audited financial statements and notes that follow for the year ended December 31, 2018. These transactions involve providing or receiving services entered into in the normal course of business.
The following table provides the total dollar amount for income statement transactions that have been entered into with related parties during the year ended December 31, 2018:

	Revenue	Management fee revenue	Interest revenue	Distributions	Rent expense
NL Partnership	41	(7)	12	—	—
Affiliates	636	352	56	(102)	38
Revenue generated from the joint ventures and affiliates are related to the heavy constructions and mining services. We receive management fees and distributions from our investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. Interest revenue transactions are generated from the working capital funding provided by us over projects with the joint ventures and affiliates. The rent expense is related to the lease of premises from a shareholder of an affiliate.These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties.
The following table provides the balance sheet balances with related parties as at December 31, 2018:

	Accounts receivable	Accounts payable and accrued liabilities
NL Partnership	2,355	—
Affiliates	719	13
Accounts receivables and accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from Met/Nuna Joint Venture, Nuna East Ltd. and Nuna Pang Contracting Ltd. bear interest at various rates. All other accounts receivable amounts from joint ventures and affiliates are non-interest bearing.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2018 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Executive Vice President and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2018, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2018.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five step model. We adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018 using the modified cumulative effect retrospective method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under the previous revenue standard.

◦
We applied Topic 606 to contracts that were not completed at the time of transition. We also elected to use the contract modification practical expedient to not separately evaluate the effects of each contract modification before the period of adoption of Topic 606.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This standard was adopted January 1, 2018 and the adoption did not have a material effect on our consolidated financial statements.

•	Stock-Based Compensation

◦
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on our consolidated financial statements.

•	Definition of a business

◦
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805). This accounting standard update clarifies the definition of a business and provides a screening test to determine when and integrated set of assets and activities is not considered a business and, thus, is accounted for an asset acquisition as opposed to a business combination. This standard was adopted during the year ended December 31, 2018. Our two acquisitions within the current year were determined to be asset acquisitions.

Issued accounting pronouncements not yet adopted

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

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•	Fair Value Measurement

◦
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Internal Use Software

◦
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Related Party Guidance for Variable Interest Entities

◦
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU will be effective January 1, 2020. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Collaborative Arrangements

◦
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. This ASU will be effective January 1, 2020. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the year ended December 31, 2018 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:

•
assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	determination of whether an acquisition meets the definition of a business combination;

•	fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	evaluation of whether we consolidate entities in which we have a controlling financial interest based on either a VIE or voting interest model;

•	assumptions used in periodic impairment testing; and

•
estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of property, plant, equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.
The complex judgments and estimates most critical to an investor's understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

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•	Definition of a business

•	Equity method investments

•	Acquisitions

•	Impairment of long-lived assets

•	Property, plant and equipment

•	Intangible assets

•	Allowance for doubtful accounts receivable

•	Income taxes

•	Financial instruments
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our Consolidated Financial Statements for year ended December 31, 2018 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", “believe”, "continue", "could", "estimate", “expect”, “forecast”, “intend”, "may", "objective" “plan”, “position”, "projection", “should”, "strategy", "target", “would” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our expectation that our new maintenance facility will generate cash payback on the investment within approximately 5 years.

•	Our expectation that $313.5 million of our anticipated backlog will be performed over the balance of 2019.

•	Our expectation that we will be able to achieve our objective of a minimum 15% compound growth in revenue and Adjusted EBITDA over the period of our three-year organic growth plan.

•	Our belief that the recent equipment fleet and Nuna acquisitions have the potential to provide a leap change in our financial results for 2019 and beyond.

•	Our anticipation of an improved in 2019 of around 70% of revenue and 60% for Adjusted EBITDA and the belief that such improvements could propel our basic EPS to over $1.60.

•	Our anticipation that revenue and Adjusted EBITDA improvements in 2019 will be approximately 30% in Q1, 20% in Q2, 22% in Q3 and 28% in Q4.

•	Our expectation that over 75% of our 2019 revenue will derived from work linked to oil sands production.

•	Our expectation that free cash flow will benefit from projected uplifts in revenue and Adjusted EBITDA.

•	Our anticipation that we will incur a one-time impact of onboarding of the newly acquired fleet to NACG standards.

•	Our expectation that we will be able to reduce total debt by $150.0 million in 2019 to 2021.

•
Our belief that our mining "overburden" collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955 will ensure labour stability through to 2021, being the term of the agreement.

•	Our expectation that we will not experience a strike or lockout.

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•
Our anticipation that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2019 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•
Our belief that our equipment ownership strategy will continue to allow us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions", "Risk Factors" and "Quantitative and Qualitative Disclosure about Market Risk", below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that oil prices remain stable and do not drop significantly in 2019;

•	that the Canadian dollar does not significantly appreciate in 2019;

•	that oil sands production continues to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	that we are able to maintain our expenses at current levels in proportion to our revenue;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	that the newly acquired equipment fleet will require expenditures to bring it up to NACG standards;

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•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Business Risk Factors

•
Our success is highly reliant on a robust Canadian energy industry and continued capital investment If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Other factors may affect our customer’s willingness to undertake capital expenditures, which include but are not limited to, general market volatility, global economic conditions affecting worldwide capital markets, technological advancements making alternate sources of energy more viable, challenges in obtaining environmental permits, shortage of skilled workers, cost overruns on other existing projects, lack of sufficient infrastructure to support growth, introduction of onerous “green” legislation, negative perception of the Alberta oil sands and a shortage of sufficient pipeline or railway capacity to transport production to major markets.

•
Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•
Certain of our revenues are derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. Further, under lump-sum contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•
Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers.

•
Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations.

•
We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•
While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes; limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt; limit our ability to post surety bonds required by some of our customers; place us at a competitive disadvantage compared to competitors with less debt; increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

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•
Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations.

•
The success of our business depends on our ability to attract and retain skilled labour. There can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•
There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•
Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst case scenario, result in project losses.

•
A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease.

•
Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that the Company will be successful in identifying, recruiting or retaining such personnel.

•	There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin.

•
If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment.

•
There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

•
Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts.

•
We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates.

•
Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. See above under “Internal Systems and Processes” for further details.

•
The Company utilizes information technology systems for some of the management and operation of its business and is subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of the Company’s information technology systems by external or internal sources. Although the Company has policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of its security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to the Company’s business activities.

For further information on the above risks, please refer to the "Forward-Looking Information, Assumptions and Risk Factors - Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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I. GENERAL MATTERS
Additional Information
Our corporate office was recently re-located to 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Our corporate head office telephone and facsimile numbers remain unchanged and are 780-960-7171 and 780-969-5599, respectively.
For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see "Glossary of Terms" in our most recent AIF.
Additional information relating to us, including our AIF dated February 25, 2019, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

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